

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2020

The principal balances and results accumulated for the period ending April 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	3,120,401
Interbank loans, net	28,334
Loans and accounts receivables from customers, net	33,504,846
Total investments	5,751,438
Financial derivative contracts	13,932,399
Other asset items	3,373,736
Total assets	**59,711,154**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	11,797,502
Time deposits and other time liabilities	14,255,409
Financial derivative contracts	12,537,508
Issued debt instruments	9,841,113
Other liabilities items	7,588,262
Total equity	3,691,360
Total liabilities and Equity	**59,711,154**

Equity attributable to:	
Equity holders of the Bank	3,611,059
Non-controlling interest	80,301

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	521,125
Net fee and commission income	96,441
Result from financial operations	38,975
Total operating income	**656,541**
Provision for loan losses	(144,924)
Support expenses	(260,578)
Other results	(21,449)
Income before tax	**229,590**
Income tax expense	(43,247)
Continued operations result	**186,343**
Discontinued operations result	**-**
Net income for the period	**186,343**

Attributable to:	
Equity holders of the Bank	185,514
Non-controlling interest	829

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de abril de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de abril de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	3.120.401
Adeudado por bancos	28.334
Créditos y cuentas por cobrar a clientes	33.504.846
Inversiones totales	5.751.438
Contratos de derivados financieros	13.932.399
Otros rubros del activo	3.373.736
Total Activos	**59.711.154**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	11.797.502
Depósitos y otras captaciones a plazo	14.255.409
Contratos de derivados financieros	12.537.508
Instrumentos de deuda emitidos	9.841.113
Otros rubros del pasivo	7.588.262
Total patrimonio	3.691.360
Total Pasivos y Patrimonio	**59.711.154**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.611.059
Interés no controlador	80.301

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	521.125
Ingreso neto de comisiones	96.441
Resultado de operaciones financieras	38.975
Total ingresos operacionales	**656.541**
Provisiones por riesgo de crédito	(144.924)
Gastos de apoyo	(260.578)
Otros resultados	(21.449)
Resultado antes de impuesto	**229.590**
Impuesto a la renta	(43.247)
Resultado de operaciones continuas	**186.343**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**186.343**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	185.514
Interés no controlador	829

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.